Exhibit 99.1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 20, 2026

Commission File Number 001-37974

VIVOPOWER PLC

(Translation of registrant’s name into English)

Suite 4, 7th Floor, 50 Broadway,

London, United Kingdom,

SW1H 0DB

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

VivoPower Becomes EBITDA Profitable: $31 Million Revenue, $10 Million EBITDA From Completion of Norway Data Center Acquisition

On April 21, 2026, VivoPower PLC (the “Company” or “VivoPower”), today announced the closing of the transaction to acquire certain operating subsidiaries of Cowa, which collectively own and operate an energized and operational 41.5MW data center infrastructure facility in the Moi i Rana industrial precinct in Norway, powered by 100% renewable hydroelectric energy.

The transaction, first announced on December 30, 2025, has now closed following receipt of all necessary approvals. The acquisition is now fully completed.

Financial Impact

The table below summarizes the key financial metrics of VivoPower pre-acquisition as well as the contribution from the acquisition:

Metric	Pre-Acquisition (1)		Acquisition (2)
Pro forma revenue (per annum)	$0.1M		$31M
Pro forma EBITDA (per annum)	$(8.2M	)*	$10.0M	*
EBITDA-positive run rate	No		Yes

(1)	Represents figures from the 20-F Annual Report for the financial year ended 30 June 2025
(2)	Represents annualized contribution from Norway acquisition
(3)	The table above is to be interpreted with reference to Note 3 below (which provides details in relation to the overhead allocation attributable to Tembo)

Annualized revenues from the acquired operations are approximately US$31 million, derived from contracted infrastructure and hosting arrangements, based on the data center’s historical financial records. The pro forma EBITDA contribution of approximately US$10 million per annum reflects stabilized infrastructure operations prior to any AI compute optimization. VivoPower is in discussions on AI computing use cases with potential tenants.

Asset Overview

The facility currently operates at 41.5MW of fully energized capacity, powered by 100% renewable hydroelectric energy at a cost below US$0.035/kWh. An additional 40MW of expansion capacity is subject to regulatory approval, which would bring the total site capacity to over 80MW.

The site’s low-cost hydropower, cold-climate Nordic location in the Mo i Rana industrial precinct and high-density power availability position it for efficient repurposing into higher-value AI compute applications.

Progress Report

Since the announcement of the exclusive heads of agreement on December 30, 2025, VivoPower has:

●	Completed full technical, financial, and legal due diligence on the facility
●	Secured all necessary regulatory and corporate approvals
●	Confirmed annualized revenues of US$31 million and $10 million of annualized EBITDA
●	Finalized and funded the total acquisition consideration at $41 million; and
●	Activated discussions in relation to potential AI tenants

Kevin Chin, Executive Chairman and CEO of VivoPower, said: “We are pleased to have completed this transformational transaction, securing a strategic and income-producing data center asset at a disciplined 4x EBITDA multiple. Our focus has already shifted from deal execution to asset optimization and continuing to build on the broader opportunities across our powered land portfolio.”

Fiorenzo Manganiello, Board Director of Cowa, said: “We are excited to collaborate with VivoPower as it builds a global footprint in sustainable energy-backed digital infrastructure. This partnership reflects a shared belief in the long-term convergence of energy and computing..

This Report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520) and Form F-3 (File No. 333-292437).

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws.

This announcement contains forward-looking statements including, but not limited to, the Company’s ability to achieve US$10m in EBITDA, the potential for operational efficiencies, the successful repurposing of the site for AI compute applications, the potential expansion of site capacity, the Company’s ability to successfully integrate the acquired operations and realize anticipated efficiencies and financial results, the anticipated completion of the Tembo business combination and separate Nasdaq listing, and the expected removal of Tembo-related costs from VivoPower’s consolidated results upon completion of such transaction. These statements are “targets” and “projections” only. Actual results may differ materially due to risks including: (i) fluctuations in input prices; (ii) delays in AI hardware procurement; (iii) regulatory delays affecting capacity expansion; (iv) general market volatility; and (v) the Company’s ability to successfully integrate the acquired operations and realize anticipated efficiencies; and (vi) the risk that the proposed Tembo business combination may not be completed in a timely manner or at all, in which case Tembo-related costs would continue to be borne by VivoPower.

Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Non-GAAP Financial Measures

This release contains “Pro Forma EBITDA” and “Adjusted EBITDA,” both non-GAAP financial measures. The Company believes these measures provide useful information but they should not be considered in isolation. A reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure is provided in the “Financial Impact” section of this release. A reconciliation of Pro Forma EBITDA to the most directly comparable GAAP measure is not available without unreasonable effort due to the unaudited nature of the target’s historical financial statements.

Note 3: Adjusted EBITDA for continuing operations for the fiscal year ended June 30, 2025 was a loss of $8.2 million. Adjusted EBITDA is a non-IFRS financial measure. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, impairment of assets, impairment of goodwill, other finance income and expenses, one-off non-recurring costs including restructuring expenses and non-cash equity remuneration.

Additionally, the Company notes that on a standalone basis, Tembo accounted for approximately $1.8m in direct operating expenses and $6.2m in indirect overheads allocated on an activity-based costing approach from the Corporate segment. Should the proposed Tembo business combination and separate NASDAQ listing be consummated, the majority of these costs would no longer be borne by VivoPower. The Tembo business combination remains subject to the satisfaction of certain closing conditions, including the Registration Statement on Form F-4 being declared effective by the SEC and receipt of CCTS shareholder approval.

Group-level profitability is measured on a pro forma EBITDA basis and does not necessarily indicate profitability on a GAAP net income basis. Actual GAAP results for the periods including the acquisition will be reported in VivoPower’s periodic filings with the SEC. Note the above figures in the table do not represent forecasts but pro forma figures.

No Offer or Solicitation

This Report on Form 6-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This Report on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

EXHIBIT INDEX

Exhibit 99.1—	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 21, 2026	VivoPower PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman

Exhibit 99.1

VivoPower Becomes EBITDA Profitable: $31 Million Revenue, $10 Million EBITDA From Completion of Norway Data Center Acquisition

Transaction closed and fully funded for the $41 million acquisition, with no additional public equity raising required for the transaction

Company expects to achieve immediate group-level EBITDA profitability on a pro forma basis — a step change transformation from pre-acquisition levels

Facility capacity confirmed at 41.5MW with an additional 40MW expansion subject to regulatory approval, providing a pathway to over 80MW

LONDON, UK / OSLO, NORWAY — April 21, 2026 — VivoPower PLC (NASDAQ: VIVO) (“VivoPower” or the “Company”), a B Corp-certified global developer and owner of powered land and data center infrastructure for AI compute applications, today announced the closing of the transaction to acquire certain operating subsidiaries of Cowa, which collectively own and operate an energized and operational 41.5MW data center infrastructure facility in the Moi i Rana industrial precinct in Norway, powered by 100% renewable hydroelectric energy.

The transaction, first announced on December 30, 2025, has now closed following receipt of all necessary approvals. The acquisition is now fully completed.

Financial Impact

The table below summarizes the key financial metrics of VivoPower pre-acquisition as well as the contribution from the acquisition:

Metric	Pre-Acquisition (1)		Acquisition (2)
Pro forma revenue (per annum)	$0.1M		$31M
Pro forma EBITDA (per annum)	$(8.2M	)*	$10.0M	*
EBITDA-positive run rate	No		Yes

(1)	Represents figures from the 20-F Annual Report for the financial year ended 30 June 2025
(2)	Represents annualized contribution from Norway acquisition
(3)	The table above is to be interpreted with reference to Note 3 below (which provides details in relation to the overhead allocation attributable to Tembo)

Annualized revenues from the acquired operations are approximately US$31 million, derived from contracted infrastructure and hosting arrangements, based on the data center’s historical financial records. The pro forma EBITDA contribution of approximately US$10 million per annum reflects stabilized infrastructure operations prior to any AI compute optimization. VivoPower is in discussions on AI computing use cases with potential tenants.

Asset Overview

The facility currently operates at 41.5MW of fully energized capacity, powered by 100% renewable hydroelectric energy at a cost below US$0.035/kWh. An additional 40MW of expansion capacity is subject to regulatory approval, which would bring the total site capacity to over 80MW.

The site’s low-cost hydropower, cold-climate Nordic location in the Mo i Rana industrial precinct and high-density power availability position it for efficient repurposing into higher-value AI compute applications.

Progress Report

Since the announcement of the exclusive heads of agreement on December 30, 2025, VivoPower has:

●	Completed full technical, financial, and legal due diligence on the facility
●	Secured all necessary regulatory and corporate approvals
●	Confirmed annualized revenues of US$31 million and $10 million of annualized EBITDA
●	Finalized and funded the total acquisition consideration at $41 million; and
●	Activated discussions in relation to potential AI tenants

Kevin Chin, Executive Chairman and CEO of VivoPower, said: “We are pleased to have completed this transformational transaction, securing a strategic and income-producing data center asset at a disciplined 4x EBITDA multiple. Our focus has already shifted from deal execution to asset optimization and continuing to build on the broader opportunities across our powered land portfolio.”

Fiorenzo Manganiello, Board Director of Cowa, said: “We are excited to collaborate with VivoPower as it builds a global footprint in sustainable energy-backed digital infrastructure. This partnership reflects a shared belief in the long-term convergence of energy and computing.”

About VivoPower

Originally founded in 2014 and listed on Nasdaq since 2016, VivoPower is an award-winning B Corporation with data center and powered land infrastructure across Norway, Finland, and the United Arab Emirates. The Company’s mission is to be the independent, trusted partner for sovereign nations that develop and operate sustainable data center infrastructure, ensuring sovereign control over power, data, and national intelligence. In doing so, VivoPower helps sovereign nations bridge the gap between their energy assets and their AI ambitions by providing the Power-to-X infrastructure necessary to build and control their own domestic intelligence hubs.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws.

This announcement contains forward-looking statements including, but not limited to, the Company’s ability to achieve US$10m in EBITDA, the potential for operational efficiencies, the successful repurposing of the site for AI compute applications, the potential expansion of site capacity, the Company’s ability to successfully integrate the acquired operations and realize anticipated efficiencies and financial results, the anticipated completion of the Tembo business combination and separate Nasdaq listing, and the expected removal of Tembo-related costs from VivoPower’s consolidated results upon completion of such transaction. These statements are “targets” and “projections” only. Actual results may differ materially due to risks including: (i) fluctuations in input prices; (ii) delays in AI hardware procurement; (iii) regulatory delays affecting capacity expansion; (iv) general market volatility; and (v) the Company’s ability to successfully integrate the acquired operations and realize anticipated efficiencies; and (vi) the risk that the proposed Tembo business combination may not be completed in a timely manner or at all, in which case Tembo-related costs would continue to be borne by VivoPower.

Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Non-GAAP Financial Measures

This release contains “Pro Forma EBITDA” and “Adjusted EBITDA,” both non-GAAP financial measures. The Company believes these measures provide useful information but they should not be considered in isolation. A reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure is provided in the “Financial Impact” section of this release. A reconciliation of Pro Forma EBITDA to the most directly comparable GAAP measure is not available without unreasonable effort due to the unaudited nature of the target’s historical financial statements.

Note 3: Adjusted EBITDA for continuing operations for the fiscal year ended June 30, 2025 was a loss of $8.2 million. Adjusted EBITDA is a non-IFRS financial measure. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, impairment of assets, impairment of goodwill, other finance income and expenses, one-off non-recurring costs including restructuring expenses and non-cash equity remuneration.

Additionally, the Company notes that on a standalone basis, Tembo accounted for approximately $1.8m in direct operating expenses and $6.2m in indirect overheads allocated on an activity-based costing approach from the Corporate segment. Should the proposed Tembo business combination and separate NASDAQ listing be consummated, the majority of these costs would no longer be borne by VivoPower. The Tembo business combination remains subject to the satisfaction of certain closing conditions, including the Registration Statement on Form F-4 being declared effective by the SEC and receipt of CCTS shareholder approval.

Group-level profitability is measured on a pro forma EBITDA basis and does not necessarily indicate profitability on a GAAP net income basis. Actual GAAP results for the periods including the acquisition will be reported in VivoPower’s periodic filings with the SEC. Note the above figures in the table do not represent forecasts but pro forma figures.

Media Contacts

VivoPower: media@vivopower.com